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                                                                                                      EXHIBIT 12

                    GE GLOBAL INSURANCE HOLDING CORPORATION
                                AND SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges


                                                                                                  (unaudited)
                                                         Year ended December 31,              Three months ended
                                               --------------------------------------------   ------------------
(In millions)                                   1999       1998      1997     1996     1995      April 1, 2000
                                               --------------------------------------------   ------------------

Earnings:
   Earnings before income taxes                $  988     $1,070    $  882    $780     $561           $120
   Fixed charges:
     Minority interest in net earnings of
         consolidated subsidiaries (1)             88         85        83      84       95             22
     Interest expense (2)                         112         61        47      47       20             30
                                               ------     ------    ------    ----     ----           ----
                                               $1,188     $1,216    $1,012    $911     $676           $172
                                               ======     ======    ======    ====     ====           ====

Fixed charges:
   Minority interest in net earnings of
      consolidated subsidiaries (3)              $121       $117      $113    $110     $115            $30
   Interest expense (2)                           112         61        47      47       20             30
                                                 ----       ----      ----    ----     ----            ===
                                                 $233       $178      $160    $157     $135            $60
                                                 ====       ====      ====    ====     ====            ===

Ratio of earnings to fixed charges               5.10       6.83      6.33    5.80     5.01           2.87
                                                 ====       ====      ====    ====     ====           ====
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(1)  Minority  interest in net earnings of  consolidated  subsidiaries  includes earnings from purchased affiliates and dividends on subsidiary's  preferred stock.

(2) Interest expense includes an amount for one-third of the rental expense, which the Company believes is a reasonable approximation of the interest factor for such rentals.

(3) The fixed charges amount for minority interest in net earnings of consolidated subsidiaries represents the pre-tax earnings amount which would be required to cover such fixed charges as calculated below:

                     Earnings From Purchased Affiliates or
               Subsidiary's Preferred Stock Dividend Requirement
               -------------------------------------------------
                             100% - Income Tax Rate

     The income tax rate is based on the relationship of the provision for income taxes to earnings before income taxes for the respective period.


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